June 11, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3030

Re:	Vitesse Semiconductor Corporation (“Vitesse” or the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 30, 2008
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed September 30, 2008
Form 10-Q for the Quarter Ended December 31, 2008
Filed February 17, 2009
File No. 001-31614

Dear Mr. Vaughn:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated May 8, 2009 regarding our filings referenced above.  For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

We respectfully submit that, as our responses below indicate, we do not believe that any amendment to the Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the “2007 Form 10-K”), the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “2008 Form 10-K”), or our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 (the “Form 10-Q”) are necessary or should be required in connection with the Staff’s comments.  Rather, we will adjust disclosures in future filings as noted in this response letter as appropriate.

Mr. Kevin L. Vaughn, June 11, 2009 - Page 2

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 8, Financial Statements and Supplementary Data, page 72

Note 6, Debt, page 94

1.            We note your response to our prior comment 15.  You state that your estimate of the fair value of the premium put considered an estimate of the probable amount of exercise proceeds at each put option date rather than the contractual amount that you would be required to pay.  Please explain to us why you believe it is appropriate to estimate the fair value of the premium put based on an amount other than the contractual amount that would be due upon exercise.  Tell us why you believe your fair value measurement is consistent with paragraph 17 of SFAS 133 and paragraph 5 of SFAS 157.

Response: Paragraph 17 of Statement on Financial Accounting Standards (“SFAS”) 133, “Accounting for Derivative Instruments and Hedging Activities,” states, in part, that “derivative instruments shall be measured at fair value,” while paragraph 5 of SFAS 157, “Fair Value Measurements,” (“SFAS 157”) states, in part, that “fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  We believe that market participants entering into a transaction involving the premium put or its host debt obligation (individually or in combination), would give consideration to both the contractual terms of the instruments and the Company’s ability to fulfill those contractual terms.  We further believe that both considerations would have an impact in a market participant’s pricing of a potential transaction.

In accordance with our understanding of paragraph 5 of SFAS 157, our approach to estimating the fair value of the premium put (the “Instrument”) explicitly incorporates a market participant’s assumptions with respect to anticipated cash flows and risk profile associated with the Instrument.  As put forth in our prior response, our analysis is premised on the assumption that the Instrument holder would act in a manner that maximizes the potential return, or “payoff”, at any given point in time.  Three primary payoff-related factors were considered in estimating the fair value of the Instrument: (a) the stream of expected cash flows; (b) the timing of the expected cash flows; and (c) the appropriate rate of return applicable to the cash flows.

The starting point for our analysis was the contractual terms of the Instrument, including the contractual settlement obligation.  However, we believe that the probability of default on an obligation, either partially or wholly, is an important factor in establishing a market price for an asset or liability.  We further believe that this probability may vary over the course of time.  Thus, consideration of both the contractual obligation and the current period probability of partial or whole default on an obligation should be considered in estimating a market price subsequent to initial issuance.

Mr. Kevin L. Vaughn, June 11, 2009 - Page 3

In this case, it was determined that a market participant would consider the Company’s ability to satisfy the contractual obligation when arriving at an estimation of fair value.  The key assumption in determining the Company’s ability to satisfy the contractual obligation is the availability of cash to pay the holder of the Instrument.  Accordingly, we considered the Company’s capacity to fulfill the contractual obligation when estimating the fair value of the Instrument.  We did this by assessing the Company’s available funds that could be used to fulfill the contractual obligation presuming a going concern.  To do this, we used the Company’s anticipated balance sheet as of the settlement date.  The net realizable cash available to the Company to satisfy the obligation after satisfying required working capital needs was determined as of the settlement date.  This net realizable cash available represents the cash flows a market participant may expect at settlement of the contractual obligation.  This was used as an assumption in our estimation of fair value.  We believe that inclusion of the market participant’s expectations regarding expected cash flows is consistent with the fair value concept as defined in paragraph 5 of SFAS 157.

The resulting estimated fair value of the Instrument, combined with the estimated fair value of the debt obligation, was also compared with available market indications for similar debt obligations as a test of reasonableness.

Item 9A.  Controls and Procedures, page 113

Management’s Report on Internal Control over Financial Reporting, page 113

2.            We note your response to our prior comment 20.  Your response appears to address your compliance with Item 307 of Regulation S-K with respect to management’s evaluation of its disclosure controls and procedures.  However, we do not see where you have addressed your requirements under Item 308(a) of Regulation S-K with respect to management’s evaluation of your internal controls over financial reporting.  Specifically, we do not see where you have made a clear and definite statement as to whether your internal control over financial reporting was effective or not effective as of each of September 30, 2008 and September 30, 2007.  As previously requested, please amend this filing and your September 30, 2007 Form 10-K to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of September 30, 2008 and September 30, 2007, respectively.

Response:       Item 308(a)(3) of Regulation S-K requires registrants to provide a report of management on the registrants internal control over financial reporting that contains “management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.”  The Company  believes that it has provided the disclosure required by Item 308(a)(3) of Regulation S-K, namely a statement that at the end of the 2007 and 2008 fiscal years management concluded that the Company did not maintain an effective control environment.  Moreover, the Company has provided robust disclosure regarding each material weakness found in its internal controls over financial reporting.  Below please find excerpts from the Forms 10-K for the years ended December 31, 2007 and 2008 with the relevant disclosure bolded for your convenience.

Mr. Kevin L. Vaughn, June 11, 2009 - Page 4

Form 10-K for the year ended September 30, 2007 (pages 122-123).

Item 9A

In accordance with the internal control reporting requirements of the SEC, our management completed an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2007.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) risk assessment; (iii) information and communication; and (iv) monitoring (collectively, “entity-level controls”), as well as a company’s control activities (process-level controls).  Management’s evaluation of the design and operating effectiveness of our internal controls over financial reporting identified material weaknesses resulting from design and operating deficiencies in the internal control system.  A “material weakness” is defined as a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The company is in the process of designing and implementing new procedures to minimize the control deficiencies that led to the issues outlined below.  As a result, our Chief Executive Officer and Chief Financial Officer have concluded that there are still material weaknesses in our internal control over financial reporting as of September 30, 2007.  Management identified the following key weaknesses:

Control Environment—We did not maintain an effective control environment.  Specifically:

1.         We have not yet implemented all the necessary policies and procedures to ensure that we have an effective control environment based on criteria established in the COSO framework.  Specifically, the company needs to fully implement controls to help prevent or detect instances of intentional override or intervention of our controls or intentional misconduct by employees or management.

2.                                    We did not maintain sufficient policies and procedures over the administration and accounting for stock options.

3.         Our information systems lack sufficient controls that limit access to key applications and data.

4.         We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with our financial reporting requirements and business environment.

Mr. Kevin L. Vaughn, June 11, 2009 - Page 5

5.         We did not maintain a sufficient segregation of duties to decrease the risk of inappropriate accounting.

Period-end financial reporting process—We did not maintain effective controls over the period-end reporting process, including controls with respect to the review, supervision, and monitoring of accounting operations.  Specifically:

1.         Journal entries, both recurring and nonrecurring, were not always accompanied by sufficient supporting documentation and were not always adequately reviewed and approved for validity, completeness, and accuracy;

2.         Account reconciliations over balance sheet accounts were not always properly and timely performed, and the reconciliations and their supporting documentation were not consistently reviewed for completeness, accuracy, and timely resolution of reconciling items; and

3.         We have not fully designed or implemented effective controls to ensure the completeness, accuracy, and timeliness of the financial and accounting process.  Major weaknesses identified include controls over inventory, revenue recognition and the recording of payroll.

4.         The major weaknesses in inventory included a lack of accounting accuracy and valuation resulting in adjustments to the amount of cost of revenues and the carrying amount of inventory.

Form 10-K for the year ended September 30, 2008 (pages 113-114).

In accordance with the internal control reporting requirements of the SEC, our management completed an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2008.  In making this assessment, management used the criteria set forth in by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) risk assessment; (iii) information and communication; and (iv) monitoring (collectively, the “entity-level controls”), as well as a company’s control activities (process-level controls).  Management’s evaluation of the design and operating effectiveness of our internal controls over financial reporting identified material weaknesses resulting from design and operating deficiencies in the internal control system.  A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have continued to work diligently to remedy our accounting issues and improve our internal controls and procedures for financial reporting, as well as to ensure that we have qualified personnel in place to address the aforementioned stock option and accounting irregularities and remediate the internal controls over financial reporting.  Although the process

Mr. Kevin L. Vaughn, June 11, 2009 - Page 6

of designing and implementing new procedures to minimize the control deficiencies are important to the Company, filing of the Forms 10-Q for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008 as well as its Form 10-K for the fiscal year ended September 30, 2008 resulted in a delay in management’s efforts to adequately design, implement and monitor new procedures to minimize the control deficiencies that led to the issues outlined below.  As a result, our Chief Executive Officer and Chief Financial Officer have concluded that there are still material weaknesses in our internal control over financial reporting as of September 30, 2008.  Management identified the following material weaknesses:

Control Environment—We did not maintain an effective control environment.  Specifically:

1.         We have not yet implemented all the necessary policies and procedures to ensure that we have an effective control environment based on criteria established in the COSO framework.  Specifically, the Company needs to fully implement controls to help prevent or detect instances of intentional override or intervention of our controls or intentional misconduct by employees or management

2.         The Company did not maintain sufficient policies and procedures over the administration and accounting for stock options

3.         The Company’s information systems lack sufficient controls that limit access to key applications and data

4.         We did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience, and training in the application of GAAP commensurate with our financial reporting requirements and business environment

5.         We did not maintain a sufficient segregation of duties to decrease the risk of inappropriate accounting

Period-end financial reporting process—We did not maintain effective controls over the period-end reporting process, including controls with respect to the review, supervision, and monitoring of accounting operations.  Specifically:

1.         Journal entries, both recurring and nonrecurring, were not always accompanied by sufficient supporting documentation and were not always adequately reviewed and approved for validity, completeness, and accuracy

2.         Account reconciliations of balance sheet accounts were not always properly and timely performed, and the reconciliations and their supporting documentation were not consistently reviewed for completeness, accuracy, and timely resolution of reconciling items

Mr. Kevin L. Vaughn, June 11, 2009 - Page 7

3.         We have not fully designed or implemented effective controls to ensure the completeness, accuracy, and timeliness of the financial and accounting process.  Major weaknesses identified include controls over inventory, revenue recognition and the recording of payroll.

4.         The major weaknesses in inventory included a lack of accounting accuracy and valuation resulting in adjustments to the amount of cost of revenues and the carrying amount of inventory.

Further in this regard, until the Company has remediated all material weaknesses in its internal control over financial reporting, in future filings on Form 10-K the Company will provide the following additional disclosure:

“As of the fiscal year ended September 30, 200[_], management has determined that the Company’s internal control over financial reporting was not effective.”

*  *  *

The Company hereby acknowledges that:

•                Vitesse is responsible for the adequacy and accuracy of the disclosure in the filings;

•                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                Vitesse may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (805) 389-7185or (805) 388-7565 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Richard C. Yonker
Richard C. Yonker
Chief Financial Officer

cc:	Michael Green, Vice President, General Counsel and Secretary,
Vitesse Semiconductor Corporation
Robert T. Plesnarski, O’Melveny & Myers LLP
Martin P. Dunn, O’Melveny & Myers LLP
David Lavan, O’Melveny & Myers LLP